POWERFLEET, INC.

123 Tice Boulevard

Woodcliff Lake, New Jersey 07677

July 23, 2019

Kathleen Krebs, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Re:	PowerFleet, Inc.
Registration Statement on Form S-4
File No. 333-231725

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to July 25, 2019 at 4:30 p.m., New York time, or as soon thereafter as practicable.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POWERFLEET, INC.

By:	/s/ Ned Mavrommatis
Ned Mavrommatis
President